UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of February, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company

Spirent plc

2. Name of director

Mr Goran Ennerfelt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Beneficial interest via Lexa BV - see paragraph 23

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lexa BV

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Lexa BV

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares

7. Number of shares / amount of stock acquired

1,000,000

8. Percentage of issued class

0.10%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 3.3333 pence each

12. Price per share

68.97 pence

13. Date of transaction

28 February 2005

14. Date company informed

28 February 2005

15. Total holding following this notification

120,000,000

16. Total percentage holding of issued class following this notification

12.48%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22. Total number of shares or debentures over which options held following this notification

-

23. Any additional information

Goran Ennerfelt has a connected notifiable interest in the Spirent Ordinary shares held by Lexa BV which, for statutory purposes, is also deemed to be an interest of the director.

24. Name of contact and telephone number for queries

Luke Thomas - 01293 767658

25. Name and signature of authorised company official responsible for making this notification

Luke Thomas - Deputy Company Secretary

Date of Notification

28 February 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 28 February 2005                          By   ____/s/ Luke Thomas____

                                                    (Signature)*